______________________________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sunovia Energy Technologies, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
86770A104
(CUSIP Number)
January 24, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	86770A104	13G	Page 2 of 5 Pages

1.	Names of Reporting Person	EPIR Technologies, Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Illinois
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	37,803,852
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	37,803,852
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	37,803,852
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	8.7%
12.	Type of Reporting Person	CO

CUSIP No.: 86770A104      13GPage 3 of 5 Pages

Schedule 13G

Item 1.

(a)	Name of Issuer:	Sunovia Energy Technologies, Inc.

(b)	Address of Issuer's Principal Executive Offices:

6408 Parkland Drive, Suite 104

Sarasota, FL 34243

Item 2.

(a)	Name of Person Filing:	EPIR Technolologies, Inc. (the "Reporting Person")

(b)	Address of Principal Business Office:

590 Territorial Drive, Unit B

Bolingbrook, IL 60440

(c) Citizenship:	an Illinois corporation

(d) Title of Class of Securities:	Common Stock, $0.001 par value

(e)	CUSIP Number:	86770A104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) through (c):

The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover page to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No.: 86770A104                                                      13GPage 4 of 5 Pages

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.:	86770A104	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2008

EPIR TECHNOLOGIES, INC.
By:	/s/ Sivalingam Sivananthan
Sivalingam Sivananthan, President